UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan

(Full Title of the Plan)

PAREXEL International Corporation

200 West Street

Waltham, MA 02451

(Name of Issuer of the Securities Held Pursuant to the

Plan and the Address of its Principal Executive Offices)

PAREXEL International Corporation 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

PAREXEL International Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

June 25, 2009

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
Assets
Investments, at fair value:
Mutual Funds:
Fidelity Contrafund	$16,727,690	$16,648,705
Fidelity Diversified International Fund	8,553,678	15,072,887
Fidelity Magellan Fund	6,811,392	14,348,248
Fidelity Retirement Money Market Portfolio	6,744,990	4,521,660
Fidelity Fund	4,830,183	8,484,005
Fidelity Intermediate Bond Fund	4,367,453	4,376,022
Fidelity Balanced Fund	3,633,913	5,116,985
Fidelity Freedom 2020 Fund	2,043,145	1,688,176
Artisan Mid Cap Fund	2,022,337	2,963,032
Fidelity Freedom 2030 Fund	1,920,700	1,529,500
Fidelity Small Cap Stock Fund	1,584,572	2,451,529
Fidelity Freedom 2035 Fund	1,504,063	1,295,470
Fidelity Freedom 2025 Fund	1,358,552	829,291
Fidelity US BD Index	1,301,633	—
Fidelity Freedom 2040 Fund	1,222,799	1,307,340
Fidelity Freedom 2015 Fund	1,196,626	761,365
Fidelity Low-Priced Stock Fund	1,068,138	1,724,621
Fidelity Freedom 2010 Fund	924,578	790,474
Oakmark Fund	823,645	1,641,422
Fidelity Freedom Income Fund	413,624	417,201
Spartan US EQ Index	401,448	—
Fidelity Freedom 2045 Fund	321,418	155,284
Fidelity Freedom 2000 Fund	222,908	188,486
Fidelity Freedom 2050 Fund	178,995	71,181
Spartan Intl Index	134,940	—
Spartan Extnd Mkt Index	85,216	—
Fidelity Freedom 2005 Fund	65,121	80,479
Fidelity Blue Chip Growth Fund	2	9,787,618
Fidelity Asset Manager Portfolio	—	4,702,440
Fidelity Cash Reserves Fund	650	269
PAREXEL International Stock	648,758	734,073
Participant loans	1,118,691	946,792

Total investments	72,231,858	102,634,555

Receivables:
Participants’ contributions	345,396	315,607
Employer contributions	116,873	—

Total receivables	462,269	315,607

Net assets available for benefits	$72,694,127	$102,950,162

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Contributions:
Participants	$11,351,587
Employer	3,008,965
Rollovers	1,677,923

16,038,475

Investment Income/(Loss):
Dividends and interest income	2,817,056
Net (depreciation) in fair value of investments	(41,060,490)

Net investment (loss)	(38,243,434)

Total additions net of investment (loss)	(22,204,959)

Deductions
Benefit payments	8,022,839
Administrative expenses	28,237

Total deductions	8,051,076

Net (decrease)	(30,256,035)
Net assets available for benefits at beginning of year	102,950,162

Net assets available for benefits at end of year	$72,694,127

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the PAREXEL International Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986 (the Code), as amended, and the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 years or older.

Contributions

Participants may contribute up to 60% of their annual compensation, as defined and including 100% of cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the Plan year. During the Plan year ended December 31, 2008, no discretionary contribution was made to the Plan by the Company.

Effective January 9, 2008, the Plan included the automatic enrollment of contributions whereby an eligible employee’s compensation would be reduced and automatic enrollment contributions made on his/her behalf unless an affirmative election not to do so was made.

Participant Accounts

Participant accounts are maintained by an independent recordkeeper, Fidelity Retirement Investment Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses), and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.

Forfeitures of terminated participants’ nonvested accounts can be used to reduce future Company contributions to the Plan, and pay for the Plan’s administrative fees. During the year ended December 31, 2008, forfeitures used to offset Company contributions amounted to $495,681, and $13,125 was used to pay administrative fees. At December 31, 2008 and 2007, forfeited nonvested amounts available to offset future Company contributions amounted to $214,241 and $321,969, respectively.

Participant Loans

A participant may borrow from his or her account a minimum of $1,000, not to exceed the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions.

Benefits

A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement, if elected, death, permanent or total disability, or age 59  1/2. In-service withdrawals may be made in the event of a financial hardship, yet will result in the suspension of all contributions for 12 months.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued based upon quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on a trade-date basis, and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net depreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

All Plan expenses are paid by the Company, except those relating to recordkeeping fees on participant loans, which are allocated to the individual participants’ accounts.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 154-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted FAS 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends FAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of FAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

3. Investments

During the year ended December 31, 2008, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Mutual funds	$(40,409,503)
PAREXEL International Stock	(650,987)

Net depreciation in fair value of investments	$(41,060,490)

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

4. Fair Value Measurements

On January 1, 2008, the Plan adopted the provisions of SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. SFAS 157 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

Level 3 – Unobservable inputs for the assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$70,464,409	$—	$—	$70,464,409
PAREXEL International Stock	648,758	—	—	648,758
Participant Loans	—	—	1,118,691	1,118,691

Total	$71,113,167	$—	$1,118,691	$72,231,858

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

Level 3 Assets
Balance, beginning of year	$946,792
Purchases, sales, issuances and settlements (net)	171,899

Total	$1,118,691

5. Transactions and Agreements with Parties-in-Interest

The Plan holds shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received no common stock dividends from the Company for 2008 and 2007.

6. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS), dated December 5, 2001, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2008-6 and 2005-16, the Plan Administrator has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for plan benefits per financial statements	$72,694,127	$102,950,162
Less: participants’ contributions receivable	345,396	315,607
Less: employer contributions receivable	116,873	—

Net assets available for plan benefits per Form 5500	$72,231,858	$102,634,555

9. Subsequent Event

On August 14, 2008, the Company completed its acquisition of ClinPhone, plc, including its U.S. operating subsidiaries, ClinPhone Inc. and DataLabs, Inc. Effective May 1, 2009, the ClinPhone Inc. 401(k) plan was merged into the Plan and total plan assets amounting to $4,668,127 were transferred into the Plan.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN No. 04-2776269 Plan No. 001

December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Mutual Funds:
Fidelity Contrafund*	369,591 shares	16,727,690
Fidelity Diversified International Fund*	397,660 shares	8,553,678
Fidelity Magellan Fund*	148,526 shares	6,811,392
Fidelity Retirement Money Market Portfolio*	6,744,990 shares	6,744,990
Fidelity Fund*	212,222 shares	4,830,183
Fidelity Intermediate Bond Fund*	480,468 shares	4,367,453
Fidelity Balanced Fund*	276,975 shares	3,633,913
Fidelity Freedom 2020 Fund*	203,297 shares	2,043,145
Artisan Mid Cap Fund	118,891 shares	2,022,337
Fidelity Freedom 2030 Fund*	196,793 shares	1,920,700
Fidelity Small Cap Stock Fund*	161,691 shares	1,584,572
Fidelity Freedom 2035 Fund*	187,305 shares	1,504,063
Fidelity Freedom 2025 Fund*	165,073 shares	1,358,552
Fidelity US BD Index*	120,633 shares	1,301,633
Fidelity Freedom 2040 Fund*	218,747 shares	1,222,799
Fidelity Freedom 2015 Fund*	139,793 shares	1,196,626
Fidelity Low-Priced Stock Fund*	46,200 shares	1,068,138
Fidelity Freedom 2010 Fund*	89,245 shares	924,578
Oakmark Fund	31,986 shares	823,645
Fidelity Freedom Income Fund*	43,266 shares	413,624
Spartan US EQ Index*	12,584 shares	401,448
Fidelity Freedom 2045 Fund*	48,848 shares	321,418
Fidelity Freedom 2000 Fund*	22,180 shares	222,908
Fidelity Freedom 2050 Fund*	27,708 shares	178,995
Spartan Intl Index*	5,046 shares	134,940
SPTN Extnd Mkt Index*	3,779 shares	85,216
Fidelity Freedom 2005 Fund*	7,762 shares	65,121
Fidelity Blue Chip Growth Fund*	0 shares	2
Fidelity Cash Reserve Fund*	650 shares	650
PAREXEL International Stock*	66,813 shares	648,758
Participant Loans*	5% to 10%	1,118,691

		72,231,858

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date: June 26, 2009	By:	/s/ Todd Cowgill
Todd Cowgill
Vice President, Compensation Benefits & HRIS

Index to Exhibits

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm